UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

22430-190 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58

Board of Trade (NIRE) No. 3330026253-9

Publicly-Held Company

NOTICE TO THE MARKET

Tele Norte Leste Participações S.A. (“TNL”), notifies the holders of its Senior Notes due 2013 (the “Notes”) and the market in general that on December 19, 2011, it will redeem all of the outstanding Notes, in accordance with Section 4.3 of the Indenture, in an aggregate principal amount of US$150,000,000 (one hundred and fifty million dollars), plus any accumulated interest not yet paid, as provided in the table below:

Maturity	Amount		Rate	Face Value for Early Maturity	CUSIP Nos.
December 18, 2013	US$	150,000,000.00	8%	100%	P90369AA0 879246AB2

To receive the total early redemption amount, the Notes must be presented to HSBC Bank USA NA, which will act as Registrar, Trustee and Paying Agent (New York Paying Agent), as defined in the Indenture, at the following address:

HSBC Bank USA, National Association

2 Hanson Place – 14th Floor

Brooklyn, NY 11217

Attn: Paulette Shaw

Once the early redemption amount is paid, interest, if provided, will no longer be capitalized as of the redemption date defined above.

Rio de Janeiro, November 22, 2011

Alex Waldemar Zornig

Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer